EXHIBIT P

                               [Talley logo]


                          Talley Industries, Inc.
                          2702 North 44th Street
                          Phoenix, Arizona 85008

                              Paul L. Foster
                         Chairman of the Board and
                          Chief Executive Officer


                                                     October 17, 1997

Dear Stockholders:

               We are pleased to report that a memorandum of understanding has been reached to settle pending shareholder litigation seeking to prevent consummation of the pending tender offer and the proposed merger with a subsidiary of Carpenter Technology Corporation. The litigation was initiated after the Schedule 14D-9 was mailed on October 2, 1997 and we have enclosed an amendment to Talley's Schedule 14D-9, as filed today with the Securities and Exchange Commission, supplementing the materials you have already received.

               The tender offer is scheduled to expire at midnight on October 30, 1997. Pursuant to the tender offer, a subsidiary of Carpenter is offering to purchase all outstanding shares of the following classes of Talley securities at the indicated prices: Common Stock for $12.00 per share; Series A Preferred Stock for $11.70 per share; and Series B Preferred Stock for $16.00 per share, net to the seller in cash. Following completion of the tender offer, shares of Talley not acquired in the tender offer are to be acquired in a second step merger at the same per share price for each class of securities.

               A majority of your Board of Directors has determined that the terms of the tender offer and the proposed merger are fair to and in the best interests of Talley and its stockholders and has approved the Merger Agreement, the tender offer and the merger. A majority of your Board of Directors recommends that Talley stockholders accept the tender offer and tender their shares of Common Stock and Preferred Stock pursuant to the tender offer.

               If you need further information, assistance in tendering your shares, or additional copies of the tender offer documents, please call the Information Agent for the Offer, D.F. King & Co., Inc, toll free at (800) 347-4750.

               On behalf of the management and the Board of Directors of Talley Industries, Inc., we thank you for your continued support.


                            Sincerely,

                            /s/ PAUL L. FOSTER
                          --------------------------------
                            PAUL L. FOSTER
                            Chairman of the Board and
                            Chief Executive Officer